September 6, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes and Rufus Decker

Re: American Eagle Outfitters, Inc.

Form 10-K for Fiscal Year Ended January 28, 2023

Filed March 13, 2023

Form 10-Q for Fiscal Quarter Ended April 29, 2023

Filed May 25, 2023

Item 2.02 Form 8-K filed May 24, 2023

File No. 001-33338

Dear Mr. Rhodes and Mr. Decker:

American Eagle Outfitters, Inc. (the "Company,", "we" or "our"), submits this letter in response to comments from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in its letter dated August 1, 2023, relating to the Company’s Form 10-K for the Fiscal Year Ended January 28, 2023 filed with the Commission on March 13, 2023 (the "Form 10-K"), the Company’s Form 10-Q for the Fiscal Quarter Ended April 29, 2023 filed with the Commission on May 25, 2023 (the "Form 10-Q") and the Company’s Item 2.02 Form 8-K filed with the Commission on May 24, 2023 (the "Form 8-K," and, collectively with the Form 10-K and the Form 10-Q, the "Filings"). Concurrently herewith, the Company has filed with the Commission its Form 10-Q for the Fiscal Quarter Ended July 29, 2023 (the "Second Quarter Form 10-Q").

For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. All page references appearing herein are references to the page number of the applicable Filing, except as specifically indicated with respect to the Second Quarter Form 10-Q. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the applicable Filing.

Form 10-K for Fiscal Year Ended January 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Information, page 36

1.
For your reconciliations of adjusted net income and adjusted earnings per diluted share, please present the income tax impact attributable to your non-GAAP adjustments as a separate adjustment and disclose how it was computed. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please also address this comment and the ones below in your Forms 10-Q and 8-K, if applicable.

Response:

In response to the Staff’s comment and Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, we will revise our disclosures in future filings, as applicable, to more clearly explain the income tax impact attributable to Non-GAAP adjustments as a separate adjustment within the reconciling tables and disclose how such impact was computed.

Comparison of Fiscal 2022 to Fiscal 2021, page 36

2.
You appear to have only limited discussion of your segment revenues. Please disclose the business reasons for the changes between periods in the operating results of each of your segments discussed in Note 16 of your financial statements, as well as the amounts shown in the Corporate and Other column. In circumstances where there is more than one business reason for a change in a line item between periods in your consolidated results or your segment results, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303 of Regulation S‑K.

Response: In response to the Staff’s comment, in future filings we will disclose in greater detail the business reasons for changes between periods in total revenue and operating income (loss) of each of our segments that are discussed in the notes to our consolidated financial statements, as well as the amounts shown in the Corporate and Other column. Additionally, in circumstances where there is more than one business reason for a change in a line item between periods in the Company’s consolidated or segment results, the Company will quantify the incremental impact of each individual business reason discussed on the overall change in the line item, to the extent material to an understanding of the Company’s results, and, as appropriate, will provide additional qualitative disclosure explaining the drivers for changes between periods. In response to this comment, the Company has included additional quantitative and qualitative disclosure on pages 31 to 35 of the Second Quarter Form 10-Q.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 49

3.
Please present changes in accounts receivable separately in the changes in assets and liabilities section of your cash flows from operating activities. Refer to ASC 230-10-45-29.

Response: In response to the Staff’s comment, in future filings we will present changes in accounts receivable separately in the changes in assets and liabilities section of cash flows from operating activities, in accordance with ASC 230-10-45-29. The Company has reflected this approach on page 11 of the Second Quarter Form 10-Q.

Note 16. Segment Reporting, page 71

4.
Please disclose in greater detail with quantification for each period presented the types of amounts included in the Corporate and Other column. Refer to paragraphs 50-15, 50‑29(b), 50-30(b) and 50-31 of ASC 280-10-50.

Response: In response to the Staff’s comment, in future filings, in order to provide greater detail of quantification of amounts, we will disaggregate the amounts in the Corporate and Other column to separately present 1) Other, which includes the revenues and results of our Todd Snyder brand, Unsubscribed brand and Quiet Platforms, as they do not meet the quantitative thresholds for disclosure as reportable segments; 2) General corporate expenses; and 3) Intersegment eliminations. We will also disclose in greater detail the types of amounts included in general corporate expenses. The Company has included additional disclosure on pages 25 to 26 of the Second Quarter Form 10-Q, as well as on pages 31 to 35 of the Second Quarter Form 10-Q under Management’s Discussion and Analysis of Results of Operations.

Item 2.02 Form 8-K filed May 24, 2023

Exhibit 99.1, page 1

5.
Please present the comparable GAAP measure with equal or greater prominence to adjusted operating profit in your headline earnings. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, disclose in greater detail for each period presented the specific long-lived assets impaired and the facts and circumstances leading to the impairment. Similarly, disclose in greater detail the nature of the employee related costs and other commercial related charges and explain why they are being removed in arriving at your non-GAAP measures. Refer to Item 10(e) of Regulation S-K. Please also address the second part of this comment in your Forms 10-K and 10-Q.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, to the extent the Company provides a non-GAAP measure in any document filed with the Commission or in any earnings release furnished under Item 2.02 of Form 8-K, such measure will be preceded by the most directly comparable GAAP measure, presented with equal or greater prominence. Additionally, in future filings, the Company will disclose in greater detail the specific long-lived assets impaired and the facts and circumstances leading to impairment, as reflected in the footnotes to the tabular disclosure in Note 13 to the Consolidated Financial Statements included in the Second Quarter Form 10-Q. The Company will also disclose in greater detail the nature of other charges and explain why they are being removed in arriving at our non-GAAP measures. The Company respectfully advises the Staff that any disclosure of non-GAAP measures relating to (i) asset impairment and (ii) employee-related costs and other commercial charges is not applicable to the Second Quarter Form 10-Q; however, the Company will provide this disclosure as required in future filings.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.412.432.2995.

Very truly yours, /s/Michael A. Mathias__________________ Michael A. Mathias Executive Vice President, Chief Financial Officer American Eagle Outfitters, Inc.

cc: Jay L. Schottenstein, Chief Executive Officer

James H. Keefer, Senior Vice President, Chief Accounting Officer

Beth M. Henke, Senior Vice President, General Counsel

Celia A. Soehner, Morgan, Lewis & Bockius LLP